For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Announces Results of AGM and Change of Director

September 10, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce the results of the 2012 Annual General Meeting (the “AGM”) held September 6, 2012 at the Company’s executive offices in Vancouver, B.C.

At the AGM, James Stafford Chartered Accountants Inc. was re-appointed as the Company’s auditors. The approval of investments in other companies at the discretion of Management was further approved by the shareholders.  The number of directors was set at five and the shareholders voted in favour of electing the Company’s nominees as directors:  Harry Barr, Linda Holmes, John Londry, Jordan Point and Dennis Hop.

In light of being nominated and subsequently appointed as a director of the Company at the AGM, the Board of Directors further announce Dennis Hop’s decision to resign as a director of the Company.  The Board wishes to thank Mr. Hop for his services as he has been a valuable member and played an important role to the Company.  The Board and Company management wish him success in his future endeavors.

Further to Mr. Hop’s resignation, the Company’s Directors are pleased to announce Mr. Michael Neumann P. Eng. has been appointed to its Board of Directors at the Directors Meeting held immediately following the Company’s 2012 AGM.

Mr. Neumann brings significant experience in the mining arena and has been Proprietor of Neumann Engineering and Mining Services, Inc. since 1993 providing international engineering services focusing primarily on underground hard rock engineering facets such as mine design, productivity improvements, rock mechanics, second opinions, peer reviews and other types of studies.

Mr. Neumann is a graduate of Haileybury School of Mines and Michigan Technological University (Mining Engineering Degree) a member of the Canadian Institute of Mining, the International Society of Rock Mechanics and the Association of Professional Engineers of Ontario.  Concurrent with his current position, from 2003 to 2006, Mr. Neumann was Director and Chief Operating Officer of Silver Eagle Mines Inc., (now Excellon Resources Inc.) a TSX listed Canadian-based silver exploration and development company focused on acquiring, exploring and developing high grade silver deposits among the silver mines in Mexico.  Prior to this Mr. Neumann was Co- Founder and Director of the Engineering Seismology Group Inc. based in Kingston, Ontario.  His early industry experience includes positions of Chief Engineer at Campbell Red Lake Mines and Underground Superintendent at Barrick’s Holt McDermott Mine.

Mr. Harry Barr, Chairman and CEO states, “We are very pleased to welcome Michael Neumann to our Company’s Board.  His vast experience in mining will further enhance the strength of our Board.”

About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in North America.  PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska, and an option to joint venture a base metal project in northwestern BC’s Golden Triangle region. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

News Release, September 10, 2012	1

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of the largest undeveloped primary PGM projects in North America. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre.

In May 2011, Pacific North West Capital Corp. commenced a $5 million drill program on the project. The program was successfully completed in May 2012. Data from 2011-2012 resource drilling was combined with holes drilled previously up to 2005, and delivered to Wardrop Engineering for a mineral resource update.

The NI43‐101 compliant mineral resources for the River Valley Project effective May 1, 2012 are illustrated in Table below

v  Mineral resources which are not mineral reseves do not have demonstrated econamic viability . The estimate of mineral resources may be materially effected by environmental, permitting legal, title, socio-political, marleting, or other relavent issues.

v  Please see Press Release dated May 1st 2012 for Notes to Mineral Resources

With these mineral resources, the River Valley Project is to be assessed for development potential as a large open pit PGM‐Cu‐Ni mining and milling operation as the project advances towards a Preliminary Economic Assessment Study. In support of this study, a metallurgical test program is in progress.

Qualified Persons Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo. a qualified Person under the provisions of National Instrument 43‐101.

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.
Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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